July 12, 2024

Avraham Dreyfuss
Chief Financial Officer
Fortress Net Lease REIT
1345 Avenue of the Americas
New York, NY 10105

       Re: Fortress Net Lease REIT
           Registration Statement on Form 10-12G
           Filed February 1, 2024
           File No. 000-56632
Dear Avraham Dreyfuss:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Real Estate
& Construction
cc:   Ross M. Leff, P.C.